Exhibit 77M
ITEM 77M/77Q1(g) -- MERGERS:

Columbia Real Estate Equity Fund (the "Acquiring Fund") became the surviving entity in a reorganization with RiverSource Real Estate Fund, RiverSource LaSalle Global Real Estate Fund, RiverSource LaSalle Monthly Dividend Real Estate Fund and RiverSource La Salle International Real Estate Fund, Inc. (the "Acquired Funds").

In September 2010, the Board of Trustees of Columbia Funds Series Trust I, the Board of Directors of RiverSource Sector Series Inc., the Board of Directors of Seligman LaSalle Real Estate Fund Series, Inc. and the Board of Directors of RiverSource LaSalle International Real Estate Fund, Inc. each approved an agreement and plan of reorganization (the "Agreement and Plan") providing for the sale of all of the assets of the Acquired Funds to, and the assumption of all of the liabilities and obligations of the Acquired Funds by, the Acquiring Fund, in complete liquidation of the Acquired Funds. At a meeting of shareholders held on February 15, 2011, shareholders of the Acquired Funds approved the Agreement and Plan with respect to the applicable Reorganization.

Effective on April 11, 2011, the Acquiring Fund acquired all the assets of, and assumed all the liabilities and obligations of, the Acquired Funds, in complete liquidation of the Acquired Funds. Shareholders of each class of shares of the Acquired Funds received shares of the corresponding share class of the Acquiring Fund in accordance with the Agreement and Plan.

The registration statement of Columbia Funds Series Trust I, on Form N-14, which was filed with the Securities and Exchange Commission on July 22, 2011 (accession no. 0001193125-11-194672) is incorporated by reference, including without limitation the Agreement and Plan filed as Exhibit (4) to the registration statement and the applicable prospectus/proxy statement describing the applicable Reorganization, which was filed with the Securities and Exchange Commission on December 27, 2010 (accession no. 0001193125-10-288209).